UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 PERRIGO COMPANY
             -------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    714290103
             -------------------------------------------------------
                                 (CUSIP Number)

                                   Moshe Arkin
                     c/o Perrigo Israel Pharmaceuticals Ltd.
                    29 Lehi Street, B'nei-Brak 51200, Israel
                            Telephone: 972-3-577-3690
       -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 25, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Moshe Arkin
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             9,126,273 Shares
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 None
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  9,126,273 Shares
   PERSON               --------------------------------------------------------
    WITH                10.  SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,126,273 Shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9% (Based on 93,166,791 outstanding shares)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nichsei Arkin Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             9,075,449 Shares
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 None
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  9,075,449 Shares
   PERSON               --------------------------------------------------------
    WITH                10.  SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,075,449 Shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9% (Based on 93,166,791 outstanding shares)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     The Schedule 13D filed on March 25, 2005 relating to shares of common stock, without par value (the "Perrigo Shares") of Perrigo Company, a Michigan company ("Perrigo"), is hereby amended as set forth below by this Amendment No. 1 (this "Statement") in connection, among others, with the sale of shares by Moshe Arkin and Nichsei Arkin Ltd.

ITEM 1. SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety as follows:

     This Statement relates to the shares of common stock, without par value of Perrigo. The principal executive offices of Perrigo are located at 515 Eastern Avenue, Allegan, Michigan 49010.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of Schedule 13D is hereby amended and restated as follows:

     (a) - (c), (f) This Statement is filed by Moshe Arkin, an individual who is a citizen of the State of Israel ("Arkin"), and Nichsei Arkin Ltd., an Israeli company controlled by Arkin ("Nichsei"). Arkin's and Nichsei's principal business address is 29 Lehi Street, B'nei-Brak 51200, Israel. Arkin is the sole director and executive officer of Nichsei. His present principal business occupation is serving as a consultant to Perrigo.

     (d) - (e) During the last five years, neither Arkin or Nichsei has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

     Arkin and Nichsei acquired 10,022,092 Perrigo Shares as a result of a Merger described and defined in the Schedule 13D filed March 25, 2005. Since acquiring these Perrigo Shares, Arkin has received employee stock options, a restricted stock award, and restricted stock units in connection with his position as Vice Chairman of Perrigo, 50,824 of which are currently exercisable. Arkin did not pay additional consideration in connection with the acquisition of these employee stock options, restricted stock award, and restricted stock units. In addition, since acquisition of the Perrigo Shares as a result of the Merger, Arkin and Nichsei have sold 946,643 of these shares.

ITEM 4. PURPOSE OF TRANSACTION.

Item 3 of Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

     Arkin resigned as Vice Chairman and General Manager, Perrigo Global Generics and Active Pharmaceutical Ingredients, on March 17, 2008.

     Other than as previously reported and as set forth herein, neither Arkin nor Nichsei has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:

     (a) As of August 26, 2008, as a result of Arkin's control over Nichsei, Arkin is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 9,126,273 Perrigo Shares held of record by Arkin and Nichsei, which represent approximately 8.9% of the total outstanding Perrigo Shares (based on the number of Perrigo Shares disclosed as outstanding on Form 10-K filed by Perrigo on August 18, 2008). Of these, Nichsei is the record holder of 9,075,449 Perrigo Shares, and Arkin is the beneficial holder of 50,824 Perrigo Shares that he has a right to acquire based on various employee stock option grants and a restricted stock award currently exercisable.

     (b) As a result of Arkin's control over Nichsei, Arkin has the sole power to direct the vote and the sole power to direct the disposition of 9,126,273 Perrigo Shares. Of these, Nichsei is the record holder of 9,075,449 Perrigo Shares and Arkin is the beneficial holder of 50,824 Perrigo Shares that he has a right to acquire based on various employee stock option grants and a restricted stock award currently exercisable.

     (c)During the sixty (60) days on or prior to August 26, 2008, the below listed transactions in Perrigo Shares, or securities convertible into, exercisable for, or exchangeable for Perrigo Shares, were consummated by the persons referenced in Item 2 (each of which were sales effected in ordinary brokerage transactions):

                   NUMBER OF                               SALE PRICE
DATE OF SALE      SHARES SOLD       SECURITY TYPE         PER SHARE ($)
------------       -------         ---------------          -------

8/20/2008           14,600         Ordinary Shares          $35.500
                       600         Ordinary Shares          $35.510
                     2,400         Ordinary Shares          $35.530
                     1,100         Ordinary Shares          $35.540
                    17,434         Ordinary Shares          $35.550
                       200         Ordinary Shares          $35.560
                       200         Ordinary Shares          $35.570
                     3,079         Ordinary Shares          $35.580
                     1,100         Ordinary Shares          $35.590
                     1,000         Ordinary Shares          $35.600
                       300         Ordinary Shares          $35.610
                       200         Ordinary Shares          $35.620
                       900         Ordinary Shares          $35.630
8/21/2008           14,400         Ordinary Shares          $35.500

                   NUMBER OF                               SALE PRICE
DATE OF SALE      SHARES SOLD       SECURITY TYPE         PER SHARE ($)
------------       -------         ---------------          -------

                     1,476         Ordinary Shares          $35.510
                       200         Ordinary Shares          $35.513
                     1,600         Ordinary Shares          $35.520
                       724         Ordinary Shares          $35.530
                     1,858         Ordinary Shares          $35.540
                     1,821         Ordinary Shares          $35.550
                       100         Ordinary Shares          $35.555
                     2,843         Ordinary Shares          $35.560
                       100         Ordinary Shares          $35.565
                     2,578         Ordinary Shares          $35.570
                     6,600         Ordinary Shares          $35.580
                     2,376         Ordinary Shares          $35.590
                     5,171         Ordinary Shares          $35.600
                     3,968         Ordinary Shares          $35.610
                     4,245         Ordinary Shares          $35.620
                     7,502         Ordinary Shares          $35.630
                     6,477         Ordinary Shares          $35.640
                     1,000         Ordinary Shares          $35.645
                     6,538         Ordinary Shares          $35.650
                     3,800         Ordinary Shares          $35.660
                     2,578         Ordinary Shares          $35.670
                     4,110         Ordinary Shares          $35.680
                     1,936         Ordinary Shares          $35.690
                     5,564         Ordinary Shares          $35.700
                     2,721         Ordinary Shares          $35.710
                     2,801         Ordinary Shares          $35.720
                     1,700         Ordinary Shares          $35.730
                     3,500         Ordinary Shares          $35.735
                     3,280         Ordinary Shares          $35.740
                       500         Ordinary Shares          $35.745
                     4,010         Ordinary Shares          $35.750
                     1,925         Ordinary Shares          $35.760
                     2,425         Ordinary Shares          $35.770
                     3,668         Ordinary Shares          $35.780
                     8,576         Ordinary Shares          $35.790
                     1,000         Ordinary Shares          $35.795
                    19,305         Ordinary Shares          $35.800
                     6,798         Ordinary Shares          $35.810
                     2,603         Ordinary Shares          $35.820
                     4,262         Ordinary Shares          $35.830
                       773         Ordinary Shares          $35.840
                     3,223         Ordinary Shares          $35.850

                   NUMBER OF                               SALE PRICE
DATE OF SALE      SHARES SOLD       SECURITY TYPE         PER SHARE ($)
------------       -------         ---------------          -------

                     2,928         Ordinary Shares          $35.860
                     2,660         Ordinary Shares          $35.870
                     1,400         Ordinary Shares          $35.875
                     2,570         Ordinary Shares          $35.880
                     4,971         Ordinary Shares          $35.890
                     7,500         Ordinary Shares          $35.900
                     6,916         Ordinary Shares          $35.910
                     3,500         Ordinary Shares          $35.915
                     2,400         Ordinary Shares          $35.920
                     4,100         Ordinary Shares          $35.930
                     6,200         Ordinary Shares          $35.940
                     2,200         Ordinary Shares          $35.945
                     7,720         Ordinary Shares          $35.950
                     4,414         Ordinary Shares          $35.960
                       700         Ordinary Shares          $35.965
                     4,100         Ordinary Shares          $35.968
                     4,193         Ordinary Shares          $35.970
                     5,700         Ordinary Shares          $35.980
                       600         Ordinary Shares          $35.985
                     6,800         Ordinary Shares          $35.990
                     7,035         Ordinary Shares          $36.000
                     3,865         Ordinary Shares          $36.010
                       780         Ordinary Shares          $36.020
                     1,000         Ordinary Shares          $36.030
8/22/2008            1,300         Ordinary Shares          $36.0646
                       300         Ordinary Shares          $36.083
                     8,000         Ordinary Shares          $36.085
                       400         Ordinary Shares          $36.090
                       600         Ordinary Shares          $36.130
                       500         Ordinary Shares          $36.132
                       400         Ordinary Shares          $36.140
                     8,000         Ordinary Shares          $36.145
                       500         Ordinary Shares          $36.150
                       100         Ordinary Shares          $36.220
                     4,900         Ordinary Shares          $36.295
                       800         Ordinary Shares          $36.305
                       400         Ordinary Shares          $36.315
                     1,500         Ordinary Shares          $36.320
                       200         Ordinary Shares          $36.325
                       200         Ordinary Shares          $36.335
                     1,300         Ordinary Shares          $36.349
                       200         Ordinary Shares          $36.350

                   NUMBER OF                               SALE PRICE
DATE OF SALE      SHARES SOLD       SECURITY TYPE         PER SHARE ($)
------------       -------         ---------------          -------

                     3,400         Ordinary Shares          $36.360
                       200         Ordinary Shares          $36.365
                     2,500         Ordinary Shares          $36.370
                     3,300         Ordinary Shares          $36.400
                       200         Ordinary Shares          $36.405
                       200         Ordinary Shares          $36.410
                     2,000         Ordinary Shares          $36.412
                       300         Ordinary Shares          $36.418
                       600         Ordinary Shares          $36.420
                       300         Ordinary Shares          $36.422
                     3,700         Ordinary Shares          $36.430
                       900         Ordinary Shares          $36.437
                       600         Ordinary Shares          $36.438
                     3,500         Ordinary Shares          $36.440
                     3,700         Ordinary Shares          $36.449
                     9,000         Ordinary Shares          $36.450
                       300         Ordinary Shares          $36.453
                     2,000         Ordinary Shares          $36.460
                     4,200         Ordinary Shares          $36.470
                     3,600         Ordinary Shares          $36.480
                       600         Ordinary Shares          $36.485
                     8,000         Ordinary Shares          $36.490
                       200         Ordinary Shares          $36.496
                     7,100         Ordinary Shares          $36.500
                     1,700         Ordinary Shares          $36.510
                       900         Ordinary Shares          $36.540
                     5,650         Ordinary Shares          $36.550
                     1,550         Ordinary Shares          $36.560
                       200         Ordinary Shares          $36.650
8/25/2008           12,508         Ordinary Shares          $36.000
                       500         Ordinary Shares          $36.002
                       300         Ordinary Shares          $36.010
                       285         Ordinary Shares          $36.020
                       300         Ordinary Shares          $36.033
                       100         Ordinary Shares          $36.040
                       400         Ordinary Shares          $36.200
                       400         Ordinary Shares          $36.210
                       900         Ordinary Shares          $36.220
                       600         Ordinary Shares          $36.223
                       300         Ordinary Shares          $36.230
                       600         Ordinary Shares          $36.240
                       700         Ordinary Shares          $36.250

     (d) Not applicable

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is hereby amended and restated as follows:

     Other than as previously reported and as set forth in Item 4, above, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, with respect to the securities of Perrigo, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended by adding the following:

     24.1 Power of Attorney of Moshe Arkin as Chairman of Nichsei Arkin Ltd., dated August 12, 2008.

     24.2 Power of Attorney of Moshe Arkin, dated August 12, 2008.

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2008

                                                NICHSEI ARKIN LTD.

                                                By: /s/ Menachem Inbar
                                                ----------------------
                                                Menachem Inbar*
                                                Attorney-in-fact for
                                                Moshe Arkin, Chairman of
                                                Nichsei Arkin Ltd.


                                                MOSHE ARKIN

                                                By: /s/ Menachem Inbar
                                                ----------------------
                                                Menachem Inbar**
                                                Attorney-in-fact

--------------------

* Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin as Chairman of Nichsei Arkin Ltd., attached hereto as Exhibit 24.1.

** Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin, attached hereto as Exhibit 24.2.

                                INDEX TO EXHIBITS

Exhibit
Number    Document
------    --------

A Agreement and Plan of Merger, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Agis Industries
          (1983) Ltd. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18,
          2004).

B Lock-up Agreement, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

C Registration Rights Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

D Nominating Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit
          10.2 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

E Employment Agreement, dated November 14, 2004, by and among Perrigo Company, Agis Industries (1983) Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form S-4 filed by Perrigo Company on February 11, 2005).

F Joint Filing Agreement, dated March 25, 2005, between Moshe Arkin and Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 99 to the Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on March 25, 2005).

24.1 Power of Attorney of Moshe Arkin as Chairman of Nichsei Arkin Ltd., dated August 12, 2008.

24.2      Power of Attorney of Moshe Arkin, dated August 12, 2008.

                                                                    EXHIBIT 24.1

                            SPECIAL POWER OF ATTORNEY

The undersigned, as Chairman of Nichsei Arkin Ltd., does hereby make, constitute and appoint Menachem Inbar as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

     (1) prepare, execute, acknowledge, deliver and file Schedule 13D (including any amendments thereto) with respect to the securities of Perrigo Company, a Michigan corporation (the "Company"), with the United States Securities and Exchange Commission, any securities exchanges and the Company, as considered necessary or advisable under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the "Exchange Act");

     (2) seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the Company's securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

     (3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

     (1) this Power of Attorney authorizes, but does not require, such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

     (2) any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

     (3) such attorney-in-fact does not assume (i) any liability for the undersigned's responsibility to comply with the requirement of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

     (4) this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation the reporting requirements under
Section 13(d) of the Exchange Act.

     The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to such attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12 day of August, 2008.

                                                      /s/ Moshe Arkin
                                                      ---------------
                                                      Moshe Arkin as Chairman of
                                                      Nichsei Arkin Ltd.

                                                                    EXHIBIT 24.2

                            SPECIAL POWER OF ATTORNEY

The undersigned does hereby make, constitute and appoint Menachem Inbar as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

     (1) prepare, execute, acknowledge, deliver and file Schedule 13D (including any amendments thereto) with respect to the securities of Perrigo Company, a Michigan corporation (the "Company"), with the United States Securities and Exchange Commission, any securities exchanges and the Company, as considered necessary or advisable under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the "Exchange Act");

     (2) seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the Company's securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

     (3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

     (1) this Power of Attorney authorizes, but does not require, such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

     (2) any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

     (3) such attorney-in-fact does not assume (i) any liability for the undersigned's responsibility to comply with the requirement of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

     (4) this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation the reporting requirements under
Section 13(d) of the Exchange Act.

     The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to such attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of August, 2008.

                                                             /s/ Moshe Arkin
                                                             ---------------
                                                             Moshe Arkin


                                       2